October 20, 2004

Mail Stop 0408

By U.S. Mail and Facsimile to (202)347-2172

Thomas A. Vento
President and Chief Executive Officer
Prudential Bancorp, Inc. of Pennsylvania
1834 Oregon Avenue
Philadelphia, Pennsylvania 19145

Re:	Prudential Bancorp, Inc. of Pennsylvania
	Form S-1 filed September 20, 2004
	File No. 333-119130

Dear Mr. Vento:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Confirm that you will distribute this prospectus with each proxy statement distributed to depositors who will vote on the conversion.

2. In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us supplementally.

Cover Page

3. In the first paragraph, please revise to clarify what is meant by
"certain depositors."

Summary - page 1

4. All references to the narrator, or otherwise, should be clear from the context. Refer to Rule 421 of Regulation C. Shareholders should be able to ascertain the parties involved, and their respective role, without the need of a legend such as that in the last sentence of the introductory paragraph.

5. Please provide a separate subheading for the discussion of the reasons for converting at this time.

6. Briefly discuss the restrictions on the acquisition of the company.

How We Determined the Price per Share... - page 2

7. On page 4, revise the second paragraph following the table to clarify the relationships you discuss. For example, explain more clearly how the fact that converting institutions are offered at a discount is due to the regulation that shares be offered and sold at their independently appraised value.

Our Dividend Policy - page 9

8. The first sentence in this section is not helpful to potential investors. We would hope that every company will consider the payment of a dividend. If the board does not intend to pay a dividend in the near future, please state that. Revise to clarify the expected timing regarding the determination of the dividend policy. Please make these same revisions on page 20.

Benefits to Management from the Offering - page 9

9. Please revise the table on page 10 to show the value of shares based on the maximum of the offering range.

10. Please revise to clarify what is meant in footnote three to the table by "the value reflected for stock options," since there is no value provided for shares in the stock option plan.

Risk Factors - page 12

Our Portfolio of Loans with a Higher Risk of Loss is Increasing - page 13

11. Briefly define the term "not seasoned."




Use of Net Proceeds - page 18

12. It appears that the table on page 18 is printed in smaller type than the surrounding text. Please revise the formatting of the table to make it easily legible.

13. Please revise the discussion of the goal of "strengthening" Prudential Savings Bank`s capital position in light of the fact that its capital position is already two to six times the regulatory requirements. In this connection, this document must make clear that the primary purpose of this transaction is not to raise capital, if true.

Our Policy Regarding Dividends - page 20

14. Reference is made to the second sentence of the second paragraph that states that you do not anticipate that the holding company will waive dividends paid by the bank. Please advise us the basis for that anticipation.

Unaudited Pro Forma Data - pages 26 - 31

15. Please ensure that all pro forma information presented is properly calculated. We noted a few instances where our recalculations were different than those presented in the table on page 30. An example would appear to be the historical shareholders` equity per share figure in the minimum column.

Selected Financial and Other Data - page 32

16. Please delete from the first sentence the language qualifying the completeness and accuracy of the data in table. It should be obvious to the reader that these tables do not contain the full financials of the company.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

How We Manage Market Risk - page 37

17. We note on page 49 that your interest rate spread has been inversely affected by your policy of paying above average rates on deposits. We further note on page 57 that you were unwilling to offer rates as attractive as many of your competitors, which has caused many customers to refinance their loans with other lenders. Please revise to disclose how this may potentially impact your gap and net present value analyses.

Comparison of Operating Results for the Nine Months ended June 30, 2004 and June 30, 2003 - page 46

18. We note the statement at the end of the first paragraph indicating that you maintain higher rates on deposit accounts than your competitors in order to remain competitive. Please consider including this matter as a risk factor.

Business of Prudential Savings Bank - pages 55 - 57

19. We note you offer securities and insurance products to your customers through an affiliation with a third-party broker-dealer. Please revise the filing to provide an expanded discussion of products offered, your relationship with the broker-dealer, and the significance of these transactions on your earnings for all periods presented. Additionally, include the relevant accounting policies for these products in the your Summary of Significant Accounting Policies.

20. Please indicate the extent to which you expect to increase the mix of construction and land development lending in your portfolio.

21. Reference is made to the first sentence in the first full paragraph on page 56 in which you note that you chose to limit mortgage loans to limit your exposure to interest rate risk. We believe that you should balance this disclosure with disclosure that you still have interest rate risk and that the market value of some of your securities has decreased by four million dollars.

Market Area and Competition - page 56

22. Please provide greater detail and analysis of the demographics of your market area. We note, as an example only, the discussion of the unemployment rates included on page 2.9 of the appraisal report.

Allowance for Loan Losses - pages 70 - 72

23. Please revise the filing to separately quantify the amount of the specific reserves component of the allowance and the amount of allowance determined by applying allowance factors to graded loans for each period presented.

Benefit Plans - page 87

24. The table on page 88 should be expanded for at least one additional column to display 46 years of service.

Financial Statements

Report of Independent Registered Public Accounting Firm - page F-2

25. Your auditor`s opinion refers to certain primary financial statements for the three years ended December 31, 2003, which is not consistent with the periods actually presented. Please revise the report or advise as appropriate.


Statements of Cash Flows - page F-6

26. Please revise filing to present gross cash receipts and cash payments for loans held for sale as a component of operating activities, in accordance with SFAS No. 102, paragraph 8.

Note 1  - page F-11

27. We note the Bank`s investments` table in which you present gross unrealized losses and related estimate fair values at June 30, 2004.
You disclose that the Bank has the ability to hold these securities until they mature and does not intend to sell the securities at a loss. As a result, you conclude that the unrealized losses on certain securities are not other-than-temporary. Please provide additional supplemental information supporting your current accounting consistent with EITF 03-01 at June 30, 2004 for each major group of investment securities with gross unrealized losses:

* What evidence exists at the balance sheet date indicating the investment`s cost is recoverable within a reasonable period of time that outweighs the evidence to the contrary;
* How you distinguished facts and circumstances differently for gross unrealized losses less than and greater than 12 months as it relates to the determining whether an other-than-temporary impairment existed;
* To the extent available, supplementally address the above considerations for the period ended September 30, 2004 and provide a revised table referred to above.

We note the guidance in EITF 03-01, including Exhibit 03-01A.

Signature Page

28. Identify the person serving in the capacity of principal accounting officer. Refer to the signature requirements in the form instructions for Form S-1.

Other

29. Please note the updating requirements in Article 3-12 of Regulation S-X.

30. Please include an updated consent of the independent accountants in your next amendment.


*      *      *




Closing Comments

      31. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact John Spitz, Staff Accountant, at (202) 824-
5477
or John Nolan, Branch Chief, at (202) 942-1783 if you have questions regarding comments on the financial statements and related matters.
Please contact Gregory Dundas at (202) 942-2932 or me at
(202) 942-2889 with any other questions.

						Sincerely,



William Friar
Senior Financial Analyst

cc:	Raymond Tiernan, Esq.
	Philip Ross Bevan, Esq.
	Elias, Matz, Tiernan & Herrick, L.L.P.
 	734 15th Street, N.W.,
	12th Floor
	Washington, D.C. 20005



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Prudential Bancorp, Inc. of Pennsylvania
Page 7